Exhibit 99.1


     Prior to the transaction described in this Form 4, Fairholme Partners, L.P. was the direct holder of 969,213 shares of Common Stock and, following such transaction, is currently the direct holder of 920,332 shares of Common Stock. Prior to the transaction described in this Form 4, Fairholme Ventures II, LLC was the direct holder of 969,213 shares of Common Stock and, following such transaction, is currently the direct holder of 920,332 shares of Common Stock. Prior to the transaction described in this Form 4, Fairholme Holdings, Ltd. was the direct holder of 969,214 shares of Common Stock and, following such transaction, is currently the direct holder of 920,333 shares of Common Stock.

     Mr. Berkowitz is the Managing Member of Fairholme Capital Management, L.L.C., which is the General Partner of Fairholme Partners, L.P., the Managing Member of Fairholme Ventures II, LLC and the Investment Manager to Fairholme Holdings, Ltd.